UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 28)

STRYKER CORPORATION

(Name of issuer)

Common Stock, $.10 Par Value

(Title of class of securities)

863667 10 1

(CUSIP number)

December 31, 2008

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

Page 1 of 6 Pages

CUSIP No. 863667 10 1                              SCHEDULE 13G                                     Page 2 of 6 Pages

 1.            Name of Reporting Person

                S.S., or I.R.S. Identification of Above Person

                        Jon L. Stryker

 2.            Check the Appropriate Box if a Member of a Group

                        N/A

 3.            SEC Use Only

                        N/A

 4.            Citizenship or Place of Organization

                        U.S.

 5.            Sole Voting Power

                        4,638,369 Shares

 6.            Shared Voting Power

                        22,526,484 Shares*

 7.            Sole Dispositive Power

                        4,638,369 Shares

 8.            Shared Dispositive Power

                        22,526,484 Shares*

 9.            Aggregate Amount Beneficially Owned by Each Reporting Person

                        27,164,853 Shares

10.           Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                        N/A

11.           Percent of Class Represented by Amount in Row 9

                        6.7%

12.           Type of Reporting Person

                        IN

* The Reporting Person may be deemed to share voting and investment power over shares held in a subtrust of the L. Lee Stryker Trust under the agreement dated September 10, 1974 ("Stryker Trust") as a result of certain rights of the Reporting Person under the terms of the Stryker Trust.  At this time, the Reporting Person has not exercised such rights.

CUSIP No. 863667 10 1                              SCHEDULE 13G                                     Page 3 of 6 Pages

 1.            Name of Reporting Person

                S.S., or I.R.S. Identification of Above Person

                        Pat Stryker

 2.            Check the Appropriate Box if a Member of a Group

                        N/A

 3.            SEC Use Only

                        N/A

 4.            Citizenship or Place of Organization

                        U.S.

 5.            Sole Voting Power

                         2,646,077 Shares

 6.            Shared Voting Power

                        22,084,645 Shares

 7.            Sole Dispositive Power

                         2,646,077 Shares

 8.            Shared Dispositive Power

                        22,084,645 Shares

 9.            Aggregate Amount Beneficially Owned by Each Reporting Person

                        24,730,722 Shares

10.           Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                        N/A

11.           Percent of Class Represented by Amount in Row 9

                        6.1%

12.           Type of Reporting Person

                        IN

CUSIP No. 863667 10 1                              SCHEDULE 13G                                     Page 4 of 6 Pages

 1.            Name of Reporting Person

                S.S., or I.R.S. Identification of Above Person

                        Ronda E. Stryker

 2.            Check the Appropriate Box if a Member of a Group

                        N/A

 3.            SEC Use Only

                        N/A

 4.            Citizenship or Place of Organization

                        U.S.

 5.            Sole Voting Power

                        15,199,542 Shares

 6.            Shared Voting Power

                        21,595,768 Shares

 7.            Sole Dispositive Power

                        15,199,542 Shares

 8.            Shared Dispositive Power

                        21,595,768 Shares

 9.            Aggregate Amount Beneficially Owned by Each Reporting Person

                        36,795,310 Shares

10.           Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                        N/A

11.           Percent of Class Represented by Amount in Row 9

                        9.1%

12.           Type of Reporting Person

                        IN

Page 5 of 6 Pages

Item 1.

    (a)           Name of Issuer:  Stryker Corporation

    (b)           Address of Issuer's Principal Executive Offices:

                        2825 Airview Boulevard

                        Kalamazoo, MI  49002

Item 2.

    (a)           Name of Persons Filing:

    (b)           Addresses of Principal Business Office or, if none, Residence:

                        Jon L. Stryker

                        c/o Stryker Corp

                        2825 Airview Boulevard

                        Kalamazoo, MI  49002

                        Pat Stryker

                        c/o Stryker Corp

                        2825 Airview Boulevard

                        Kalamazoo, MI  49002

                        Ronda E. Stryker

                        c/o Stryker Corp

                        2825 Airview Boulevard

                        Kalamazoo, MI  49002

(c)           Citizenship:    U.S.

(d)           Title of Class of Securities:    Common Stock, $.10 Par Value

(e)           CUSIP Number:    863667 10 1

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

                        N/A

Item 4.    Ownership

(a)           Amount Beneficially Owned:

This statement on Schedule 13G and the prior amendments hereto have been filed by Jon L. Stryker, Pat Stryker and Ronda E. Stryker ("Stryker Siblings") as members of the Advisory Committee ("Committee") of the L. Lee Stryker Trust under agreement dated September 10, 1974 ("Stryker Trust").  The Stryker Trust consists of separate and distinct subtrusts each of which is administered by a corporate trustee for the benefit of a Stryker Sibling and his or her issue ("Stryker Subtrusts").  While it existed, the Committee had full voting and dispositive power over the shares of Common Stock, $.10 par value, of Stryker Corporation ("Common Stock") held in the Stryker Trust.  As of December 31, 2008, 65,515,352 shares of Common Stock were held in the Stryker Trust, and the Stryker Siblings beneficially owned an aggregate 23,175,533 shares of Common Stock outside the Stryker Trust.  On December 31, 2008, the Committee was dissolved pursuant to the terms of the Stryker Trust instrument.  As a result of the Committee's dissolution, the corporate trustee of each Stryker Subtrust and the Stryker Sibling beneficiary of that Subtrust now share a separate and distinct subset of voting and dispositive powers formerly possessed by the Committee with respect to the Common Stock held by that Stryker Subtrust.  Accordingly, no future filings will be made by the Committee, the Stryker Siblings will each file separately on Schedule 13G with respect to the Common Stock he or she beneficially owns and the corporate trustee of each Stryker Subtrust will also file separately on Schedule 13G with respect to the Common Stock it beneficially owns.

Item 5.    Ownership of Five Percent or Less of a Class:

                        See the response to Item 4.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

                        N/A

Page 6 of 6 Pages

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                        N/A

Item 8.    Identification and Classification of Members of the Group:    N/A

Item 9.    Notice of Dissolution of Group:    N/A

Item 10.  Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 2009                                /s/ JON L. STRYKER

Jon L. Stryker

Date:  January 8, 2009                                /s/ PAT STRYKER

Pat Stryker

Date:  January 8, 2009                                /s/ RONDA E. STRYKER

Ronda E. Stryker